UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-9662

PLACER DOME INC.
(Exact name of registrant as specified in its charter)

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
_______________________________________________
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.73% Medium Term Notes due October 16, 2025
(Title of each class of securities covered by this Form)

none
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

              Approximate number of holders of record as of the certification or notice date:   3

Pursuant to the requirements of the Securities Exchange Act of 1934, Placer Dome Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
PLACER DOME INC.
By:
/s/ Sybil Veenman
Sybil Veenman
Director

Date: March 15, 2006